UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 17, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment - Mosby University City Member, LLC

On March 1, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Mosby University City Member, LLC (the “RSE University City Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $5,800,000, which was the initial stated value of our equity interest in the RSE University City Controlled Subsidiary (the “RSE University City Controlled Subsidiary Investment”). The RSE University City Controlled Subsidiary used the proceeds of the RSE University City Controlled Subsidiary Investment to develop a residential property totaling approximately 309 units and approximately 320,000 rentable square feet located at 7226 North Tryon St, Charlotte, NC 28262 (the “RSE University City Property”). Details of this acquisition can be found here.

On September 17, 2021, the RSE University City Controlled Subsidiary redeemed the RSE University City Controlled Subsidiary Investment in full. The RSE University City Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE University City Controlled Subsidiary Investment through the sale of the RSE University City Property. All preferred return payments were paid in full during the investment period, and the RSE University City Controlled Subsidiary Investment yielded an annualized rate of return of approximately 12.00%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 23, 2021